INVESTMENT MANAGERS SERIES TRUST
2220 E. Route 66, Suite 226
Glendora, CA 91740

November 20, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549

RE: Investment Management Series Trust (the “Trust”) (CIK: 0001318342)
(Accession No. 0001398344-15-007596), (File No. 333-206493)

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal to the Trust’s Registration Statement on Form POS EX together with all exhibits filed herewith (EDGAR Submission Type POS EX/Accession No. 0001398344-15-007596) (the “Registration Statement”).

The Registration Statement was filed electronically with the Securities and Exchange Commission via EDGAR on November 12, 2015 and is being withdrawn because the Registration Statement was inadvertently filed under Filer File Number “333-196810” instead of “333-206493”.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1041.

Thank you for your assistance in this matter.

Sincerely,

/s/ Rita Dam

Rita Dam
Investment Managers Series Trust